Exhibit 99.1

Vertical Aerospace Provides First Quarter 2025 Operating Update, Demonstrating Momentum Towards Certification and Commercialisation

•	On pace to achieve full-scale, piloted wingborne flight with all-electric prototype in Q2

•	Announces 1,000-mile hybrid-electric VTOL programme to serve defence, logistics and wider commercial applications

•	Signs new long-term partnership with Honeywell to certify and produce critical elements of the VX4’s flight control and aircraft management systems

•	Board strengthened with three new directors with deep capital markets expertise

•	Maintains industry-leading capital efficiency[1]

•	Q1 2025 results call today at 08:30 am ET (13:30 BST)

LONDON & NEW YORK— May 13, 2025 – Vertical Aerospace (Vertical) [NYSE: EVTL], a global aerospace and technology company that is pioneering electric aviation, today provided an operating update and released financial results for the first quarter ended March 31, 2025. The first quarter 2025 results filing is accessible on the Company’s investor relations website.

Stuart Simpson, CEO at Vertical, said: “2025 is on pace to be a transformational year for Vertical as we advance our piloted flight test programme and move into the final flight test phases. With the announcement of our hybrid-electric programme - opening up new high-value markets - and the expansion of our partnership with Honeywell to certify critical flight systems, we are deepening our technical and commercial edge. With growing regulatory confidence in the VX4 and a strong team behind us, we’re well positioned to deliver a scalable, certifiable aircraft to the global market.”

Recent Highlights

Advancing Our Best-in-Class Aircraft:

•	Entered into new long-term agreement with Honeywell to certify critical aircraft management and flight controls systems for the production version of the VX4. The agreement also includes new Honeywell inceptors to make the VX4 easier and safer for pilots to fly.

•	Announced the development of a long range 1,000 mile hybrid-electric vertical-take-off-and landing (VTOL) variant of its VX4 aircraft to unlock new market opportunities in defence, logistics and wider commercial applications.

•	Doubled flight testing capabilities with the delivery of the third full-scale VX4 prototype to Vertical’s Flight Test Center, where assembly will be completed.

•	Expanded Vertical’s test pilot team with the appointment of Paul Stone, former Volocopter Chief Test Pilot, becoming one of the few eVTOL companies to have two test pilots with experience flying full-scale eVTOL aircraft.

1 Based on operating costs and investments in PPE, compared to publicly available information from competitors.

•	Supported the acceleration of global, industry-wide charging infrastructure by adopting the Combined Charging Standard (CCS) for the VX4.

Moving at Pace Towards Certification and Industrialisation:

•	In Q2 we anticipate receiving approval from the UK Civil Aviation Authority (CAA) to start piloted wingborne flight tests, another significant step in the expansion of our flight test program.

•	Scheduled to complete piloted transition flight, the final stage of Vertical’s flight test program, in the second half of 2025.

•	Appointed three new Board members, James Keith (JK) Brown, Kris Haber, and Carsten Stendevad, bringing business development expertise, a deep understanding of capital markets, and experience scaling growth-stage companies.

Financial Outlook:

•	Maintained industry-leading capital efficiency[2]; and as of March 31, 2025, cash and cash equivalents totaled £69 million ($89 million), expected to provide sufficient funding to support operations into the fourth quarter of 2025.

•	No change to expectations for FY 2025 net operating cash outflows of approximately £90 million to £100 million ($110 million to $125 million).

•	Expected net cash outflows from operating activities for the next 12 months of approximately £90 million ($120 million), which will be used primarily to continue funding the assembly and testing of the VX4.

Joining the Q1 Webcast

Vertical will host a webcast at 08:30 am ET (13:30 BST) today to discuss the first quarter’s results. The call will be hosted by Stuart Simpson, Vertical’s CEO and he will be joined by Dr Limhi Somerville, Vertical’s Director of Engineering, who will talk through progress in Q1, Vertical’s battery development program and hybrid capabilities.

To access the webcast, visit Vertical’s Investor Relations website: [LINK]

A replay of the webcast will be available on the company website following the event.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical combines partnering with leading aerospace companies, including GKN, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

2 Based on operating costs and investments in PPE, compared to publicly available information from competitors.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL and Bristow. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical’s experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our future results of operations and financial position as well as our financial outlook, the design and manufacture of the VX4, the features and capabilities of the VX4 and the hybrid-electric VX4 variant, certification and the commercialization of the both the VX4 and the hybrid-electric VX4 variant and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, expected ability to certify the Honeywell Anthem Flight deck and compact fly-by-wire system for the production version of the VX4, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers, trends in sovereign defense budgets, our ability to integrate hybrid technology into the VX4 on any particular timelines or at all, the ability of the hybrid-electric VX4 variant VX4 to be applied in defense, cargo, logistics and emergency services sectors, our ability to scale the hybrid-electric VX4 upon the VX4, our ability and plans to raise additional capital to fund our operations, anticipated Board changes and the new board members’ impact on Vertical and its fundraising efforts, the differential strategy compared to our peer group, expectations surrounding pre-orders and commitments, our future results of operations and financial position and expected financial performance and operational performance, liquidity, growth and profitability strategies, the transition towards a net-zero emissions economy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our potential inability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; our potential inability to produce or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; the inability for our aircraft to perform at the level we expect and may have potential defects; our dependence on partners and suppliers for the components in our aircraft and for operational needs; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; any accidents or incidents involving eVTOL aircraft could harm our business; all of the pre-orders received are conditional and may be terminated at any time and any predelivery payments may be fully refundable upon certain specified dates; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel; we have previously identified material weaknesses in our internal controls over financial reporting which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Media
Justin Bates, Head of Communications
+44 7878 357 463
justin.bates@vertical-aerospace.com

Investor Relations
Samuel Emden, Head of Investor Affairs
samuel.emden@vertical-aerospace.com

+44 7816 459 904